信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-[redacted]

05009042

1 June 2005

RECEIVED
2005 JUN 16 P 2:05

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention copies of the following documents of the Company:-

1. Press Announcement on Connected Transactions as published in The Standard on 31 May 2005; and
2. Press Announcement on resignation of Mr. Paul Cheng Ming Fun as an independent non-executive director and chairman of audit committee and appointment of Mr. Adrian David Li Man-kiu as chairman of audit committee as published in South China Morning Post on 1 June 2005.

For your information, the above documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

ERIC IP SAI KWONG
Company Secretary

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Resignation of PC\Sino Land

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

ANNOUNCEMENT

The Board of Directors (the "Board") announces that Mr. Paul Cheng Ming Fun has tendered his resignation as an independent non-executive director and the chairman of audit committee for personal reasons and Mr. Adrian David Li Man-kiu has been appointed the chairman of audit committee to fill the vacancy with effect from 31 May 2005. Mr. Cheng has confirmed that he has no disagreement with the Board and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

The Board wishes to record its appreciation for Mr. Cheng's valuable contribution during his directorship in the Board and chairmanship in the audit committee of the Company.

By Order of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 31 May 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong and the independent non-executive directors are Mr. Ronald Joseph Arculli, Dr. Allan Zeman and Mr. Adrian David Li Man-kiu.

Tsim Sha Tsui Properties Limited	Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)	*(Incorporated in Hong Kong with limited liability)*
(STOCK CODE: 247)	(STOCK CODE: 83)

Financial Advisor to Tsim Sha Tsui Properties Limited and Sino Land Company Limited

PLATINUM
Securities

CONNECTED TRANSACTIONS

The Directors announce that Sino Land and Boswell, through their respective wholly-owned subsidiaries, entered into agreements for the Acquisitions on 30 May 2005 whereby King Chance agreed to purchase the Triumph One Shares and Far Gain Shares from Millwood and Carollton respectively for a total consideration of HK$14,589,524. Furthermore, Sing-Ho Finance agreed to take, on the same date, the assignments of the Triumph One Loan and Far Gain Loan for a total consideration of HK$119,378,215 from Cliveden Finance. The aggregate consideration of the Acquisitions paid by Sino Land to Boswell through their respective wholly-owned subsidiaries was HK$133,967,739, subject to adjustment based on the Completion Accounts. Completion of the Acquisitions took place on the date of the agreements whereupon Triumph One and Far Gain became indirect wholly-owned subsidiaries of TST Properties and Sino Land.

Sino Land and Boswell, through their respective wholly-owned subsidiaries also entered into agreements for the Disposal on 30 May 2005 whereby Sino Land Investment sold the Grand Idea Share to Maxfield for a consideration of HK$43,685,364. Furthermore, Sing-Ho Finance assigned on the same date the Grand Idea Loan of HK$96,339,087 to Seaview Finance. The aggregate consideration of the Disposal received by Sino Land from Boswell through their respective wholly-owned subsidiaries was HK$140,024,451, subject to adjustment based on the Completion Accounts. Completion of the Disposal took place on the date of the agreements whereupon Sino Land no longer had any interest in Grand Idea.

The Acquisitions and Disposal were independent transactions and were not inter-conditional.

Mr. Robert Ng Chee Siong is the chairman and an executive Director of both TST Properties and Sino Land. Mr. Philip Ng Chee Tat is the brother of Mr. Robert Ng Chee Siong, and having a 50:50 equity interest together with Mr. Robert Ng Chee Siong in Boswell, is therefore an associate of Mr. Robert Ng Chee Siong under the Listing Rules. As such, Boswell is a connected person of both TST Properties and Sino Land. The Acquisitions and Disposal constituted connected transactions for both TST Properties and Sino Land and were required to be disclosed pursuant to Rule 14A.32 of the Listing Rules by way of a press announcement and inclusion of details of the Acquisitions and Disposal in their next respective annual reports.

DETAILS OF THE ACQUISITIONS

Terms of the agreements for the Acquisitions

Date of agreements:

30 May 2005

Purchasers:

For Triumph One Shares:	King Chance
For Triumph One Loan:	Sing-Ho Finance
For Far Gain Shares:	King Chance
For Far Gain Loan:	Sing-Ho Finance

Vendors:

For Triumph One Shares:	Millwood
For Triumph One Loan:	Cliveden Finance
For Far Gain Shares:	Carollton
For Far Gain Loan:	Cliveden Finance

Assets acquired:

The assets acquired by Sino Land's subsidiaries pursuant to the Acquisitions comprised: (i) the Triumph One Shares and Far Gain Shares; and (ii) the Triumph One Loan and Far Gain Loan.

Triumph One – is a property investment company which holds 100% interest in Pan Asia Centre, an industrial building having a total gross floor area of approximately 66,512 sq.f. and 6 carparking spaces, as an investment property. The aggregate rental income received by Triumph One was HK$3,538,846 with an average occupancy rate of 85% for the 12-month period ended 30 April 2005. The site of Pan Asia Centre was acquired in July 1992 and the total of the land acquisition and development cost was HK$63,554,820.

Far Gain – is a property investment company which holds 100% interest in Commercial Parts of Rosedale Gardens, a commercial and residential property. The Commercial Parts of Rosedale Gardens has a gross floor area of approximately 35,213 sq.f. with 38 carparking spaces, which was held as an investment property. The aggregate rental income received by Far Gain was HK$2,039,861 with an average occupancy rate of 66% for the 12-month period ended 30 April 2005. The site of Rosedale Gardens was acquired in August 1993 and the total of the land acquisition and development cost attributable to the Commercial Parts of Rosedale Gardens was HK$85,717,330.

Consideration:

The aggregate consideration for the Acquisitions, comprised of: (i) both the Triumph One Shares and Far Gain Shares; and (ii) both the Triumph One Loan and Far Gain Loan, was HK$133,967,739 and was paid in cash, subject to the adjustments described below, on a dollar-for-dollar basis, based on the Completion Accounts. Since the aggregate consideration for the Acquisitions was based on the unaudited management accounts of Triumph One and Far Gain as at 31 March 2005 whereas the Acquisitions took place on 30 May 2005, hence, the aggregate consideration for the Acquisitions might be subject to adjustments due to: (i) any transactions proceeded during the period; and (ii) audit adjustments raised by the auditor for the Completion Accounts.

The Triumph One Shares

Triumph One had a net asset of HK$14,589,523, as stated in the unaudited management accounts of Triumph One as at 31 March 2005 as adjusted by reference to an independent valuation of Pan Asia Centre by an independent valuer – Chesterton Petty Limited appointed by TST Properties and Sino Land. The valuation of HK$70,000,000 was the opinion of Chesterton Petty Limited of the open market value of Pan Asia Centre as at 5 May 2005. The consideration for the Triumph One Shares was HK$14,589,523 and was based on the net asset value of Triumph One as at 31 March 2005 adjusted as aforesaid.

The Far Gain Shares

Far Gain had net liabilities of HK$16,637,401, as stated in the unaudited management accounts of Far Gain as at 31 March 2005 as adjusted by reference to an independent valuation of the Commercial Parts of Rosedale Gardens by an independent valuer – Chesterton Petty Limited, appointed by TST Properties and Sino Land. The valuation of HK$68,000,000 was the opinion of Chesterton Petty Limited of the open market value of the Commercial Parts of Rosedale Gardens as at 5 May 2005. The consideration for the Far Gain Shares was a nominal value of HK$1. The net liabilities of Far Gain of HK$16,637,401 were reflected in the consideration for the Far Gain Loan stated below.

The Triumph One Loan

The Triumph One Loan was an interest-bearing loan with no fixed date of repayment. The consideration for the Triumph One Loan was HK$51,553,785 which was based on the book value of the Triumph One Loan.

The Far Gain Loan

According to Far Gain's unaudited balance sheet as at 31 March 2005, Far Gain had a loan due to Cliveden Finance of HK$84,461,831. It was an interest-bearing loan with no fixed date of repayment. For the Acquisition, given the net liabilities of Far Gain was HK$16,637,401 as at 31 March 2005, the consideration of the Far Gain Shares was valued at a nominal value at HK$1 and the total consideration for the Far Gain Shares and the Far Gain loan was HK$67,824,431. The consideration for the Far Gain Loan was HK$67,824,430 which was based on the book value of the Far Gain Loan after adjusting for the net liabilities of HK$16,637,401.

The consideration for the Acquisitions of HK$133,967,739 was paid in cash by Sino Land, through its subsidiaries from the proceeds from the Disposal of HK$140,024,451. The difference of HK$67,824,430 was settled by Boswell in one single cash payment.

Completion:

Completion of the Acquisitions took place on the same date of and immediately following the signing of the agreements for the Acquisitions.

Upon completion of the Acquisitions, Triumph One and Far Gain became indirect wholly-owned subsidiaries of TST Properties and Sino Land.

DETAILS OF THE DISPOSAL

Terms of the agreements for the Disposal

Date of agreements:

30 May 2005

Purchasers:

For Grand Idea Share:	Maxfield
For Grand Idea Loan:	Seaview Finance

Vendors:

For Grand Idea Share:	Sino Land Investment
For Grand Idea Loan:	Sing-Ho Finance

Assets disposed of:

The assets disposed of by Sino Land's subsidiaries pursuant to the Disposal comprised the Grand Idea Share and the Grand Idea Loan.

Grand Idea – is a property investment company which holds 100% interest in No. 8 Mount Cameron Road, a residential property having a gross floor area of approximately 5,500 sq.f., as an investment property. The rental income received by Grand Idea was HK$1,543,161 in 2004. The property has been vacant since August 2004.

Consideration:

The aggregate consideration of the Disposal received by Sino Land, through its wholly-owned subsidiaries, was HK$140,024,451 in cash, subject to the adjustments described below, on a dollar-for-dollar basis, based on the Completion Accounts. Since the consideration for the Disposal was based on the unaudited management accounts of Grand Idea as at 31 March 2005 whereas the Disposal took place on 30 May 2005, hence, the consideration for the Disposal might be subject to adjustments due to: (i) any transactions proceeded during the period; and (ii) audit adjustments raised by the auditor for the Completion Accounts.

The Grand Idea Share

The consideration for the Grand Idea Share was HK$43,685,364 which was based on the net asset value of Grand Idea as at 31 March 2005, as stated in the unaudited management accounts of Grand Idea, as adjusted by reference to an independent valuation of No. 8 Mount Cameron Road by an independent valuer – Chesterton Petty Limited, appointed by TST Properties and Sino Land. The valuation of HK$140,000,000 was the opinion of Chesterton Petty Limited of the open market value of No. 8 Mount Cameron Road as at 5 May 2005.

The Grand Idea Loan

The Grand Idea Loan was an interest-bearing loan with no fixed date of repayment. The consideration for the Grand Idea Loan was HK$96,339,087 which was the existing loan amount due from Grand Idea to Sing-Ho Finance as at 31 March 2005 on a dollar-for-dollar basis.

Sino Land's subsidiaries received HK$140,024,451 in cash from the Disposal and paid HK$133,967,739 to Boswell through its wholly-owned subsidiaries for the Acquisitions. The difference of HK$6,056,712 will be recorded as the general working capital of Sino Land.

Completion:

Completion of the Disposal took place on the same date of and immediately following the signing of the agreements for the Disposal.

No. 8 Mount Cameron Road was acquired in May 1993 at a cost of HK$39.6 million. Upon completion of the Disposal, Sino Land recorded a net gain of approximately HK$100.5 million. Moreover, since TST Properties holds approximately 52.01% of equity interest in Sino Land, TST Properties recorded a net gain of approximately HK$52.3 million upon the completion of the Disposal. Upon completion of the Disposal, Sino Land ceased to have any interest in Grand Idea.

Summary of financials of Triumph One, Far Gain and Grand Idea

	Triumph One [1] For the year ended 31 December		Far Gain [1] For the year ended 31 December		Grand Idea [2] For the year ended 30 June	
	2004 *HK$*	2003 *HK$*	2004 *HK$*	2003 *HK$*	2004 *HK$*	2003 *HK$*
Profit/(loss) before taxation	20,051,479	4,164,161	3,904,560	(400,354)	21,689,723	(3,357,982)
Profit/(loss) after taxation	18,272,527	4,164,161	3,904,560	(400,354)	21,689,723	(3,357,982)
Net asset value/ (net liabilities)	10,290,804	(7,981,723)	(16,948,284)	(20,852,845)	(12,382,400)	(34,072,123)

Notes:

1. *Based on unaudited accounts for the year ended 31 December 2004 and audited accounts for the year ended 31 December 2003 of Triumph One and Far Gain.*
2. *Based on audited accounts of Grand Idea for the years ended 30 June 2004 and 2003.*

REASONS FOR AND BENEFITS OF THE ACQUISITIONS AND THE DISPOSAL

TST Properties and Sino Land have substantial experience and expertise in managing industrial and commercial properties. The Acquisitions of 100% interest of the industrial and commercial properties of Pan Asia Centre and the Commercial Parts of Rosedale Gardens would provide an opportunity for TST Properties and Sino Land to maximise and capitalise on the value of these properties. On the other hand, since the disposed property had been vacant and generated no income since August 2004, the Disposal would allow TST Properties and Sino Land to divest their interests in No. 8 Mount Cameron Road. The Directors considered that the Acquisitions and the Disposal would enable TST Properties and Sino Land to enhance the control over their industrial property portfolio.

The disposed property, No. 8 Mount Cameron Road, generated no income to TST Properties and Sino Land since August 2004, whereas the current actual rental yield of the acquired properties, Pan Asia Centre and the Commercial Parts of Rosedale Gardens, was at a rate of approximately 4.21% per annum. The Acquisitions and the Disposal would therefore increase the overall yield of the industrial and commercial property portfolio of TST Properties and Sino Land.

The Directors (including the independent non-executive Directors) therefore, considered that the Acquisitions and the Disposal were fair and reasonable and were in the interests of both TST Properties and Sino Land and their respective shareholders as a whole. The considerations for the Acquisitions and the Disposal were based on arm's length negotiation between the parties and on normal commercial terms with reference to the independent valuations for Pan Asia Centre, the Commercial Parts of Rosedale Gardens and No. 8 Mount Cameron Road respectively by Chesterton Petty Limited as at 5 May 2005.

The Acquisitions and Disposal were independent transactions and were not inter-conditional.

CONNECTION BETWEEN PARTIES

Mr. Robert Ng Chee Siong is the chairman and an executive Director of both TST Properties and Sino Land. Mr. Philip Ng Chee Tat is the brother of Mr. Robert Ng Chee Siong, and having a 50:50 equity interest together with Mr. Robert Ng Chee Siong in Boswell, is therefore an associate of Mr. Robert Ng Chee Siong under the Listing Rules. As such, Boswell is a connected person of both TST Properties and Sino Land. The Acquisitions and Disposal constituted connected transactions for both TST Properties and Sino Land pursuant to the Listing Rules.

As all of the relevant size tests under the Listing Rules for the Acquisitions and Disposal on an annual basis, where applicable, are more than 0.1% but less than 2.5% of the latest published financial information of TST Properties and Sino Land respectively, the Acquisitions and Disposal are only required to be disclosed by way of a press announcement and inclusion of details of the Acquisitions and Disposal in their next respective annual reports by both TST Properties and Sino Land pursuant to Rule 14A.32 of the Listing Rules.

GENERAL

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisitions"	The acquisitions of the Triumph One Shares and the Far Gain Shares, and the taking up of the assignments of the Triumph One Loan and the Far Gain Loan
"Boswell"	Boswell Holdings Limited, an investment holding company in which Mr. Robert Ng Chee Siong, the chairman and an executive Director of both TST Properties and Sino Land, and Mr. Philip Ng Chee Tat, hold a 50:50 equity interest
"Carollton"	Carollton Limited, is an investment holding company which is indirectly wholly-owned by Boswell. It held 100% equity interest in Far Gain and was the vendor of the Far Gain Shares to King Chance
"Cliveden Finance"	Cliveden Finance Company Limited, is a financial services company, which is indirectly wholly-owned by Boswell and it was the vendor of the Triumph One Loan and Far Gain Loan
"Completion Accounts"	The audited financial statements of Triumph One, Far Gain and Grand Idea as at the completion date of the Acquisitions and the Disposal
"Commercial Parts of Rosedale Gardens"	It comprises the commercial portion of the development known as Rosedale Gardens with a total gross floor area of approximately 35,213 sq.f. and 38 carparking spaces, located at 133 Castle Peak Road, Tuen Mun, New Territories
"Directors"	The directors of TST Properties and Sino Land
"Disposal"	The sale of the Grand Idea Share and the assignment of the Grand Idea Loan
"Far Gain"	Far Gain Limited, a direct wholly-owned subsidiary of Carollton. It holds 100% interest in the Commercial Parts of Rosedale Gardens
"Far Gain Loan"	A loan of HK$84,461,831 due from Far Gain to Cliveden Finance as at 31 March 2005 and assigned to Sing-Ho Finance by Cliveden Finance
"Far Gain Shares"	The 10,000 existing shares of HK$1 each of Far Gain held by Carollton, representing 100% of the existing issued share capital of Far Gain and acquired by King Chance from Carollton
"Grand Idea"	Grand Idea Investment (CI) Limited, a direct wholly-owned subsidiary of Sino Land Investment. It holds 100% interest in No. 8 Mount Cameron Road
"Grand Idea Loan"	A loan of HK$96,339,087 due from Grand Idea to Sing-Ho Finance as at 31 March 2005 and assigned to Seaview Finance by Sing-Ho Finance
"Grand Idea Share"	The 1 existing share of US$1 of Grand Idea held by Sino Land Investment, representing 100% of the existing issued share capital of Grand Idea and acquired by Maxfield from Sino Land Investment
"HK$"	Hong Kong dollars
"King Chance"	King Chance Development Limited, is an investment holding company which is directly wholly-owned by Sino Land. It was the purchaser of the Triumph One Shares from Millwood and Far Gain Shares from Carollton
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Maxfield"	Maxfield Limited, is an investment holding company which is indirectly wholly-owned by Boswell. It was the purchaser of the Grand Idea Share from Sino Land Investment.
"Millwood"	Millwood Limited, is an investment holding company which is indirectly wholly-owned by Boswell. It held 100% equity interest in Triumph One and was the vendor of the Triumph One Shares to King Chance
"No. 8 Mount Cameron Road"	The residential property with a gross floor area of approximately 5,500 sq.f. located at 8 Mount Cameron Road, The Peak, Hong Kong
"Pan Asia Centre"	It comprises an industrial building known as Pan Asia Centre with a total gross floor area of approximately 66,512 sq.f. and 6 carparking spaces, located at 137 Wai Yip Street, Kwun Tong, Kowloon
"Seaview Finance"	Seaview Finance Company Limited, is a financial services company, which is indirectly wholly-owned by Boswell. It was the purchaser of the Grand Idea Loan from Sing-Ho Finance
"Sing-Ho Finance"	Sing-Ho Finance Company Limited, is a financial services company, which is directly wholly-owned by Sino Land. It was the purchaser of the Triumph One Loan and the Far Gain Loan from Cliveden Finance and the vendor of the Grand Idea Loan to Seaview Finance
"Sino Land"	Sino Land Company Limited, is a property development and investment company, the shares of which are listed on the Stock Exchange
"Sino Land Investment"	Sino Land Investment (Holdings) Ltd., is an investment holding company which is indirectly wholly-owned by Sino Land and the vendor of the Grand Idea Share to Maxfield
"sq.f."	Square foot
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Triumph One"	Triumph One Limited, a direct wholly-owned subsidiary of Millwood. It holds 100% interest in Pan Asia Centre
"Triumph One Loan"	A loan of HK$51,553,785 due from Triumph One to Cliveden Finance as at 31 March 2005 and assigned to Sing-Ho Finance by Cliveden Finance
"Triumph One Shares"	The 10,000 existing shares of HK$1 each of Triumph One held by Millwood, representing 100% of the existing issued share capital of Triumph One and acquired by King Chance from Millwood
"TST Properties"	Tsim Sha Tsui Properties Limited, is a property development and investment company, the shares of which are listed on the Stock Exchange
"US$"	United States Dollars
"%"	Per cent.

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 30 May 2005

As at the date of this announcement, the executive directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun, Dr. Allan Zeman and Mr. Adrian David Li Man-kiu.

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun, Dr. Allan Zeman and Mr. Adrian David Li Man-kiu.